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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

ALASKA AIR GROUP, INC.

(Name of Issuer)
Common Stock, $1.00 par value per share

(Title of Class of Securities)
011659109
(CUSIP Number)
October 24, 2000

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this schedule is filed:

    / /      Rule 13d-1(b)

    /x/     Rule 13d-1(c)

    / /      Rule 13d-1(d)

    *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

    The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.:      011659109

(1)	Names of Reporting Persons.
Cascade Investment, L.L.C.
S.S. or I.R.S. Identification Nos. of above persons (entities only).

(2)	Check the Appropriate Box if a Member	(a)	/ /
	of a Group (See Instructions)	(b)	/ /

(3)	SEC Use Only

(4)	Citizenship or Place of Organization
State of Washington

Number of Shares Beneficially Owned by Each Reporting Person With:		(5)	Sole Voting Power
-0-

		(6)	Shared Voting Power
1,409,500

		(7)	Sole Dispositive Power
-0-

		(8)	Shared Dispositive Power
1,409,500

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person
1,409,500

(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) / /

(11)	Percent of Class Represented by Amount in Row (9)
5.33%

(12)	Type of Reporting Person (See Instructions)
CO

CUSIP No.:      011659109

(1)	Names of Reporting Persons.
William H. Gates III
S.S. or I.R.S. Identification Nos. of above persons (entities only).

(2)	Check the Appropriate Box if a Member	(a)	/ /
	of a Group (See Instructions)	(b)	/ /

(3)	SEC Use Only

(4)	Citizenship or Place of Organization
United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:		(5)	Sole Voting Power
-0-

		(6)	Shared Voting Power
1,409,500

		(7)	Sole Dispositive Power
-0-

		(8)	Shared Dispositive Power
1,409,500

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person
1,409,500

(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) / /

(11)	Percent of Class Represented by Amount in Row (9)
5.33%

(12)	Type of Reporting Person (See Instructions)
IN

ITEM 1.

(a)	Name of Issuer
Alaska Air Group, Inc. (the "Issuer")

(b)	Address of Issuer's Principal Executive Offices
19300 Pacific Highway South, Seattle, WA 98188

ITEM 2.

(a)	Name of Person Filing
(1) Cascade Investment, L.L.C. ("Cascade")
(2) William H. Gates III

(b)	Address of Principal Business Office or, if none, Residence
(1) 2365 Carillon Point, Kirkland, Washington 98033
(2) One Microsoft Way, Redmond, Washington 98052

(c)	Citizenship
(1) Cascade is a limited liability company organized under the laws of the State of Washington
(2) William H. Gates III is a citizen of the United States of America

(d)	Title of Class of Securities
Common Stock, $1.00 par value per share

(e)	CUSIP Number
011659109

Item 3.	Not Applicable

Item 4. Ownership.

(a)	Amount beneficially owned:
1,409,500

(b)	Percent of class:

5.33%

(c)	Number of shares as to which the person has:
	(i)	Sole power to vote or to direct the vote
-0-

	(ii)	Shared power to vote or to direct the vote

1,409,500*

	(iii)	Sole power to dispose or to direct the disposition of
-0-

	(iv)	Shared power to dispose or to direct the disposition of
1,409,500*

* All shares held by Cascade may be deemed to be beneficially owned by William H. Gates III as the sole member of Cascade.

Item 5. Ownership of Five Percent or Less of a Class:

    Not Applicable

Item 6. Ownership of More than Five Percent on Behalf of Another Person:

    Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

    Not Applicable

Item 8. Identification and Classification of Members of the Group:

    Not Applicable

Item 9. Notice of Dissolution of a Group:

    Not Applicable

Item 10. Certification:

    By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 26, 2000
Date

CASCADE INVESTMENT, L.L.C.

By	/s/ MICHAEL LARSON
Michael Larson, Manager

WILLIAM H. GATES III

/s/ WILLIAM H. GATES III, by Michael Larson as attorney in fact
William H. Gates III, by Michael Larson as attorney in fact*

JOINT FILING AGREEMENT

We, the signatories of the statement to which this Joint Filing Agreement is attached, hereby agree that such statement is filed, and any amendments thereto filed by either or both of us will be filed, on behalf of each of us.

DATED: October 26, 2000.

CASCADE INVESTMENT, L.L.C.

By	/s/ MICHAEL LARSON
Michael Larson, Manager

WILLIAM H. GATES III

/s/ WILLIAM H. GATES III, by Michael Larson as attorney in fact
William H. Gates III, by Michael Larson as attorney in fact*

* Duly authorized under power of attorney dated March 20, 2000, by and on behalf of William H. Gates III, filed with Cascade's Schedule 13G with respect to Wisconsin Central Transportation Corporation on April 28, 2000, SEC File Number 005-41648, and incorporated by reference herein.

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SIGNATURE
JOINT FILING AGREEMENT